UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. U.S.A 401(K) SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k)

Savings & Investment Plan

Financial Statements and

Supplemental Schedules

December 31, 2011 and 2010

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Index

December 31, 2011 and 2010

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, IL

June 28, 2012

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments, at fair value (see Note 5)	$70,495,147	$79,171,112

Receivables:
Notes Receivable from participants	2,666,062	2,093,771

Total receivables	2,666,062	2,093,771

Total assets	73,161,209	81,264,883

Liabilities
Refundable excess contribution	47,428	4,211

Total liabilities	47,428	4,211

Net assets available for benefits at fair value	73,113,781	81,260,672

Adjustment from fair value to contract value for fully benefit -responsive investment contracts	907,880	892,955

Net assets available for benefits	$74,021,661	$82,153,627

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions (deductions) to net assets attributed to:
Investments income
Net depreciation in fair value of investments (See Note 5)	$(5,240,789)
Dividends	312,962
Interest income, investments	469,282

Total investment income	(4,458,545)
Interest income on notes receivable from participants	111,716

Total income on investments and notes receivable from participants	(4,346,829)

Contributions:
Participant	4,144,169
Rollovers from external sources	288,880

Total contributions	4,433,049

Total additions attributed to investments, notes and contributions	86,220

Deductions from net assets attributed to:
Benefits paid to participants	8,105,697
Refundable contribution	52,351
Administrative expenses	60,138

Total deductions	8,218,186

Net decrease in Net Assets	(8,131,966)

Net assets available for plan benefits:
Beginning of year	$82,153,627

End of year	$74,021,661

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. (the “Corporation”) is the “Plan Sponsor”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is effective as of March 1, 1997.

General

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employees of the Plan Sponsor who have completed 30 days of service. The Plan covers employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Banco Popular North America (“BPNA”) and Banco Popular de Puerto Rico. The Principal Financial Group (PFG) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee.

Effective October 1, 2011, the Plan amended the eligibility of the part time employees from being eligible to participate in the Plan on January 1 or July 1 after one year of service to being able to participate in the Plan on the first day of the month, following 30 days of service.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Newly hired employees are automatically enrolled in the Plan and are subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant vests in the Plan according to the following table:

Years of credited service	Vesting percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan currently offers 17 investment options for participants that included mutual funds, pooled separate accounts and common stock in Popular, Inc.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum of $16,500 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan.

The Plan Sponsor contributes a matching percentage for each elective deferral contribution made by an employee up to 4% of annual compensation.

Effective March 2009, the Corporation’s matching contribution to the Plan was suspended. The employees were able to continue to make contributions to the Plan and receive the tax benefit, but the Corporation did not make its customary matching contribution.

Participants who are at least age 50 as of the last day of the plan year and make the maximum Employee Contributions permitted by the Plan shall be entitled to make additional contributions (“Catch-Up Contributions”) on a before-tax basis up to a maximum of $5,500.

Notes receivable from participants

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 4.25% to 11%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum payment with the exception of those participants that are required to receive required minimum distributions.

Plan termination

Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Valuation of investments

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular, Inc. Common Stock is valued at its quoted market price. Non-registered pooled separate accounts managed by Principal Life Insurance Company (“PLIC”) are valued daily based on the market value of the underlying assets in each separate account. The Plan’s interest in the single group annuity contract is valued based on information reported by the issuing insurance company.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value. ASC 820 established three levels of inputs that may be used to measure fair value:

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011, and 2010.

Mutual Funds: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Pooled Separate Accounts: Valued daily based on the market value of the underlying assets in each separate account. The pooled separate accounts have various investment options, including a large cap stock index with a fair value of $5,022,232 that invests in large U.S equity holdings, a series of life time separate accounts with a fair value of $15,330,079 that invest in balanced/asset allocations, a fixed income separate account with a fair value of $1,124,219 that invests in U.S.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

properties, and a diversified international account with a fair value of $3,849,784 that it invests in international equities. The redemption frequency of each of these pooled separate accounts is daily, and there are no redemption restrictions. The pooled separate accounts do not contain any unfunded commitments.

Common Stock: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Single Group Annuity: Valued at fair value based on information reported by the issuer.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual Funds
Large U.S. Equity	$7,779,127			$7,779,127
Small/Mid U.S. Equity	8,696,920			8,696,920
Fixed Income	8,133,404			8,133,404

Total mutual funds	24,609,451			24,609,451

Pooled Separate Accounts
Large U.S. Equity		5,022,232		5,022,232
Small/Mid U.S. Equity				—
Fixed Income		1,124,219		1,124,219
Balanced/Asset Allocation		15,330,079		15,330,079
International Equity		3,849,784		3,849,784

Total Pooled Separate Accounts		25,326,314		25,326,314

Common Stock	3,309,667			3,309,667
Annuity contract with insurance company			17,249,715	17,249,715

Total assets at fair value	$27,919,118	$25,326,314	$17,249,715	$70,495,147

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds
Large U.S. Equity	$8,544,818			$8,544,818
Small/Mid U.S. Equity	8,518,116			8,518,116
Fixed Income	8,851,827			8,851,827

Total mutual funds	25,914,761			25,914,761

Pooled Separate Accounts
Large U.S. Equity		5,471,082		5,471,082
Small/Mid U.S. Equity		1,572,020		1,572,020
Fixed Income			823,879	823,879
Balanced/Asset Allocation		16,656,960		16,656,960
International Equity		4,640,399		4,640,399

Total Pooled Separate Accounts		28,340,461	823,879	29,164,340

Common Stock	7,125,853			7,125,853
Annuity contract with insurance company			16,966,158	16,966,158

Total assets at fair value	$33,040,614	$28,340,461	$17,790,037	$79,171,112

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2011.

	Level 3 Assets
	Year Ended December 31, 2011

	Annuity Contracts	Separate Account
Balance, beginning of year	$16,966,158	$823,879
Realized gains/(losses)		(17,637)
Unrealized gains/(losses) relating to instruments still held at the reporting date	(14,924)	40,183
Interest Credited	470,780
Purchases	9,254,705	48,150
Issuances and Settlements	(9,427,004)	(43,633)
Transfer out of Level 3		(850,942)

Balance, end of year	$17,249,715	$—

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Until March 25th, 2011, the Principal U.S Property Sep Acct had a temporary withdrawal limitation related to past turmoil in the credit markets that resulted in a sharp slowdown in the sale of commercial real estate assets over the last several years. The uncertain environment led to significantly increased requests for withdrawals. To allow for orderly administration and management benefiting all separate account investors, Principal Life implemented a pre-existing contractual limitation to delay certain withdrawal requests. Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals were not subject to the withdrawal limitation. Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved, mainly via proceeds from sales of underlying properties, rents from tenants and new investor contributions. Since the inception of the withdrawal limitation, all sources of cash were first used to satisfy cash requirements at the properties, meet debt maturities, maintain compliance with debt covenants and meet upcoming separate account obligations. Outstanding withdrawals requests were paid in multiple payments. Except for certain de minimis payments, payments were made proportionately along with all other outstanding withdrawal request, based upon available liquidity. All withdrawals were being transacted at the NAV price at the date of distribution. This restriction ended March 25, 2011; as a result the Principal U.S. Property Sep Acct was transferred out of level 3 investments to level 2 investments since Principal Life has the ability to redeem its’ investment at NAV as of the measurement date.

Investment income

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in the fair value of investments is a combination of net realized gains (losses) and the unrealized appreciation (depreciation) in the market value of investments remaining in the Plan in 2011. The weighted average cost basis is used when computing realized gain (loss). Dividends are recorded on the ex-dividend date.

Administrative expenses

Recordkeeping Services Fees are paid by the Plan Sponsor and, accordingly, have not been reflected in the Plan’s financial statements. Administrative expenses including the participant transactions fees are paid by the participant and are used to reduce the participants’ accounts.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Notes received from participants in default are recorded as a distribution based upon the terms of the plan document.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals are usually used to reduce contributions otherwise due from the Plan Sponsor. However, since employer contributions were suspended on March 20, 2009, forfeitures have been used to reduce Plan expenses. At December 31, 2011, forfeited non-vested accounts totaled $180,366 and were included in the Plan’s assets. At December 31, 2010, forfeited non-vested accounts totaled $462,571. During 2011, forfeitures were used to pay Plan expenses of $52,238. During 2010, forfeitures were used to pay Plan expenses of $39,000.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Refundable contributions

Refundable contributions totaled $47,428 at December 31, 2011. These excess contributions arose as a result of failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations. During 2012, the refundable contributions were returned to the affected employees. Refundable contributions totaled $4,211 at December 31, 2010.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.	Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820-10 Fair Value Measurements to increase transparency in financial reporting. The amendments require that benefit plans disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The adoption of this amendment did not materially impact the Plan’s financial statements as there were no transfers in or out of Level 1 and Level 2 fair value measurements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011.

In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

4.	Investment Contract with Insurance Company

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a single group annuity contract with a fixed rate of interest. The Statements of Net Assets Available for Benefits

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

present the fair value of the investment in the annuity contract as well as the adjustment of the fully benefit-responsive investment in the annuity contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan offered the Principal Fixed Income Option for 401a Plans (PFIO) as a stable value investment option to plan participants starting in 2006. The PFIO is a benefit-responsive group annuity contract issued by PLIC The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:

(a)	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

(b)	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate. Changes in future interest crediting rates will not affect the amount reported on the statements of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate 2010	Rate 2011

January 1 – June 30	3.10%	2.75%

July 1 – December 31	2.90%	2.70%

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.

Benefit Payments are deducted from the value of the Guaranteed Interest Fund, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of a Plan’s interest, if the Plan Sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero. The plan administrator does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

There are no circumstances that would allow PFG to terminate the contract and settle at a value other than the contract value.

5.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

	December 31, 2011			December 31, 2010
	Shares/Unit	Fair Value		Shares/Unit	Fair Value
PIMCO Total Return ADM Fund	733,353	$7,971,544	*	815,837	$8,851,827	*
Fidelity Adv Small CAP Fund				102,997	2,510,040
Capital R and M AM FDS Growth Fund				139,142	4,171,480	*
Capital R and M AM FDS AMCAP R3 Fund	211,812	3,931,233	*
Prudential JENN SM CO R Fund	189,349	3,718,823	*
Lord Abbett Value OPP R3 Fund	332,316	4,978,097	*
MFS Value R2 Fund	173,251	3,847,894	*	193,169	4,373,338	*
Franklin US Govt Sedc R Fd	23,356	161,860
Columbia Mid Cap Value R Fund	—	—		174,191	2,341,122
Munder MidCap Core Growth R Fund	—	—		133,005	3,666,954
Principal Lifetime 2010 SEP Account	111,539	1,662,260		125,825	1,864,302
Principal Lifetime 2020 SEP Account	425,198	6,409,402	*	461,354	7,072,489	*
Principal Lifetime 2030 SEP Account	175,203	2,590,766		173,138	2,633,505
Principal Lifetime 2040 SEP Account	124,700	1,781,113		120,855	1,796,833
Principal Lifetime 2050 SEP Account	175,294	2,446,249		192,788	2,819,020
Principal Lifetime STR INC SEP Account	29,979	440,289		33,009	470,811
Principal Small Company Value SEP Account	—	—		41,297	1,572,020
Principal Large Cap Stock Index SEP Account	92,196	5,022,232	*	102,391	5,471,082	*
Principal Diversified International SEP Account	82,907	3,849,784	*	88,465	4,640,399	*
Principal US Property SEP Account	2,234	1,124,219		1,881	823,879
Principal Fixed Income 401(A)/(K)	1,145,966	17,249,715	*	1,157,840	16,966,158	*
Popular, Inc. Common Stock	2,381,056	3,309,667		2,269,380	7,125,853	*

		70,495,147			79,171,112

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,240,789 as follows:

Mutual Funds	$467,450
Pooled Separate Accounts	$625,368
Common Stock	4,147,971

$5,240,789

6.	Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service, dated January 31, 2008, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

federal, state and/or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2008.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds and pooled separate accounts managed by PFG. PFG is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invested in common stock of its sponsor, Popular, Inc. In addition, the Plan Sponsor pays certain costs on behalf of the Plan. Fees paid by the Plan Sponsor for administrative services amounted to $52,238 for the year ended December 31, 2011.

8.	Subsequent Events

Management has evaluated the events and transactions that have occurred through the date which the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

Exhibit I

(a)	(b) Identity of Issue	(c ) Description of investment	(d) cost **	(e) Current Value
	PIMCO Total Return ADM Fund	mutual fund		$7,971,544
	Capital R and M AM FDS AMCAP R3 Fund	mutual fund		3,931,233
	Prudential JENN SM CO R Fund	mutual fund		3,718,823
	Lord Abbett Value OPP R3 Fund	mutual fund		4,978,097
	MFS Value R2 Fund	mutual fund		3,847,894
	Franklin US GOVT SEC R FD	mutual fund		161,860
*	Principal Lifetime 2010 SEP Account	pooled separate account		1,662,260
*	Principal Lifetime 2020 SEP Account	pooled separate account		6,409,402
*	Principal Lifetime 2030 SEP Account	pooled separate account		2,590,766
*	Principal Lifetime 2040 SEP Account	pooled separate account		1,781,113
*	Principal Lifetime 2050 SEP Account	pooled separate account		2,446,249
*	Principal Lifetime STR INC SEP Account	pooled separate account		440,289
*	Principal Large Cap Stock Index SEP Account	pooled separate account		5,022,232
*	Principal Diversified International SEP Account	pooled separate account		3,849,784
*	Principal US Property SEP Account	pooled separate account		1,124,219
*	Principal Fixed Income 401(A)/(K)	insurance contract		17,249,715
*	Popular Inc. Common Stock	common stock		3,309,667

	Total			$70,495,147
*	Notes Receivable from participants	interest rate range from 4.25% to 11%
		maturity date range from 5/12 to 11/40		2,666,062

				$73,161,209

*	Party in interest to the Plan.
**	Cost information is not required for participant directed funds.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

December 31, 2011

Exhibit II

	Total that Constitute Nonexempt Prohibited transactions			Total Fully Corrected Under VFCP and PTE2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$619	$619	0	0	0

.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A 401(K) SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 28, 2012	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón Chairperson Popular, Inc. Benefits Committee (Plan Administrator)